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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1.   NAME AND ADDRESS OF COMPANY

          Kinross Gold Corporation ("Kinross" or the "Company"),
          52nd Floor, 40 King St. West,
          Toronto, ON   M5H 3Y2

ITEM 2.   DATE OF MATERIAL CHANGE

          April 28, 2005

ITEM 3.   NEWS RELEASE

          News release was issued by Kinross in Toronto on April 28, 2005 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Kinross announced gold equivalent production for the first quarter 2005, provided an operations update. In addition, Kinross also provided an update on the late filing of its financial statements.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Kinross announced that gold equivalent production for the first quarter 2005 was 410,480 gold equivalent ounces.

          Slightly higher production and improved productivity from continuous improvement programs are expected to help offset cost increases from fuel, energy and other consumables, which are above plan.

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     OPERATIONS UPDATE

                            FIRST QUARTER PRODUCTION
--------------------------------------------------------------------------------
                                                2005                 2004
          Mine                                (OUNCES              (OUNCES
                                                 GOLD                 GOLD
                                           EQUIVALENT)          EQUIVALENT)
--------------------------------------------------------------------------------
          Fort Knox                            73,953              75,980
          Round Mountain                       95,393              94,984
          Paracatu                             40,609              24,340
          Porcupine Joint
          Venture                              52,891              51,867

          La Coipa                             34,024              40,549
          Crixas                               24,192              22,511
          Refugio                               2,947               2,731
          Musselwhite                          21,544              17,549
          Kubaka                               46,161              29,259

          Kettle River                         18,766              25,347
          New Britannia                             -               6,707
          Lupin                                     -               5,187
--------------------------------------------------------------------------------
          Total                               410,480             397,011
================================================================================

          At REFUGIO, we have been commissioning the project in stages and we expect to achieve a production rate of 40,000 tonnes per day in the second quarter of 2005. The power supply from the local electrical utility is coming up in phases with full power expected in the next few weeks. The total capital cost of the expansion was reviewed in late March and stands at $134 million.

          At PARACATU, we have been drilling exploration holes in the West of Rico Creek target with 140-meter spacings on the holes, a density sufficient to define resources. Further drilling will continue to define this target in order to move it toward a proven and probable category, while other drills will be focused on drilling in the pit and other step out targets. Assay results have been returned on six drill holes so far, and the grade, hardness, and metallurgy have all come back as expected. This drilling is needed to help finalize the detailed capacity study for the mine and mill expansion at Paracatu. The detailed capacity study will define the optimum economic throughput rate. We have committed $19 million in capital to the expansion program this year, and expect to have a final capital cost estimate in the fourth quarter of 2005.

          At ROUND MOUNTAIN, the final feasibility study on the pit expansion, intended to extend mine life, will be completed in June and presented to the joint venture partners for approval. The portal to drive a drift underground will begin in June and is expected to reach the underground exploration target in approximately 12 months.

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          Overall, the PORCUPINE JOINT VENTURE had an excellent quarter with production around 18% ahead of plan, partly as a result of a change in accounting treatment. The Pamour pit development is well underway and equipment from the Dome pit has been moved to Pamour for assembly. Additionally, higher-grade mining from the Dome pit has allowed for Pamour ore delivery to the mill to be deferred until later in the year. Permitting for the Three Nations Lake diversion is well advanced.

          The PUREN deposit has been approved for development by the joint venture partners at LA COIPA, Chile. Puren is owned 65% by Mantos de Oro (MDO, a 50:50 joint venture with Placer Dome and Kinross) and 35% by Codelco of Chile. The project is expected to extend mine life at La Coipa by about two years. Kinross' share of capital expenditure is estimated to be approximately $8 million. Ore is expected to be trucked 8 km to the MDO mill for processing under a toll treatment arrangement.

          STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS

          Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross will provide bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

          As previously disclosed, Kinross has not yet filed its financial statements as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger. Kinross and its auditors are reviewing the models received from Standard and Poor's Corporate Value Consultants, per the update press release dated April 15, 2005, and assessing their impact on the financial statements. After initial review, Kinross has determined that additional work is needed to refine the valuation for exploration properties. When the review is complete the Company will incorporate the results into its financial statements for 2003 and 2004 and any affected interim statements. Upon completion of this process and the related audits the Company will complete its regulatory filings. We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at WWW.KINROSS.COM. The next update is scheduled for the week of May 9, 2005.

          THIS MATERIAL CHANGE REPORT INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2003, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY

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          FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF
          HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE CANADIAN SECURITIES REGULATORS, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES. ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED.

          TECHNICAL INFORMATION CONTAINED IN THIS MATERIAL CHANGE REPORT HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" UNDER NATIONAL INSTRUMENT 43-101.

          TOTAL CASH COSTS ARE A NON-GAAP MEASURE INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE OPERATING EFFICIENCY OF CURRENT MINING OPERATIONS. MANAGEMENT USES THIS MEASURE FOR THE SAME PURPOSE AND FOR MONITORING PERFORMANCE OF ITS GOLD MINING OPERATIONS. TOTAL CASH COSTS PER OUNCE IS A STANDARD GOLD MINING INDUSTRY MEASURE THAT WAS DEVELOPED IN CONJUNCTION WITH THE GOLD INSTITUTE IN AN EFFORT TO PROVIDE A LEVEL OF COMPARABILITY AMONG PRECIOUS METALS PRODUCERS. THIS MEASURE DIFFERS FROM EARNINGS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR A SUBSTITUTE FOR MEASURES OF PERFORMANCE DETERMINED IN ACCORDANCE WITH GAAP. TOTAL CASH COSTS MAY REFLECT ADJUSTMENTS FOR ITEMS THAT ARE RECURRING SUCH AS CHANGE IN INVENTORY AND SITE RESTORATION COST ACCRUALS. A RECONCILIATION OF TOTAL CASH COSTS WITH OPERATING COSTS PER THE CONSOLIDATED FINANCIAL STATEMENTS WILL BE PUBLISHED BY THE COMPANY ONCE ITS DECEMBER 31, 2004 YEAR END FINANCIAL STATEMENTS ARE AVAILABLE.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          N/A

ITEM 7.   OMITTED INFORMATION

          N/A

ITEM 8.   EXECUTIVE OFFICER

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   DATE OF REPORT

          May 2, 2005.

                                           KINROSS GOLD CORPORATION

                                           PER: /s/ Shelley Riley
                                                -------------------------
                                                Shelley Riley
                                                Corporate Secretary

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